EXHIBIT 99.1

AlphaTON Capital Adds Deployment of 504 NVIDIA Blackwell B200 GPU Computers for AI Market Infrastructure

This Additional Deployment Scales AlphaTON’s AI Revenue

Toronto, Canada, Feb. 17, 2026 (GLOBE NEWSWIRE) -- AlphaTON Capital Corp (NASDAQ: ATON), the world's leading public technology company scaling the Telegram super app with AI Infrastructure and Telegram Applications for its addressable market of 1 billion monthly active users, today reports the signing and closing of a strategic $30 million AI compute infrastructure lease agreement, adding 504 NVIDIA B200 chips to its deployment capacity in Canada. This additional deployment of GPUs, being delivered to the data center this week, scales AlphaTON’s AI revenue, achieving a 1.7x return multiple and 40% IRR.

The immediate deployment provides:

  Immediate Revenue Stream: This deployment is expected to deliver a minimum of  $1.2m in revenue monthly starting in March 2026 with hourly rental of B200s to AI developers, enterprises and the Telegram ecosystem.
    Average Revenue per B200 chip =
      $4 to $6 per hour for AI deployment and/or
      4.41 TON per hour for Cocoon AI deployment
    504 (NVIDIA B200 chips)  x $4 per chip x 24 hours x 30 days per month = $1.45m estimated revenue per month
    Based on current estimates, AlphaTON B200 and B300 chips will be fully online by April 2026, therefore 1080 total chips estimated revenue per month = $3.11m.
  Growing Market Demand: More than 1 billion Telegram users, one of the largest super apps on Earth and an estimated $7.2 trillion in AI compute technology required by 2030 across all AI infrastructure.

Explosive Growth in Privacy-Centric AI Demand

Recent market dynamics have transformed AI infrastructure from a speculative sector into a systemic economic necessity. Big Tech spent over $400 billion on AI infrastructure in 2025 and is projected to spend over $600 billion in cumulative AI capital expenditures in 2026. The U.S. government views this as a national priority, taking a 10% stake in Intel to ensure domestic semiconductor supremacy and to send a clear message: AI infrastructure has become critical national infrastructure.

“Many AI workloads cannot be run on Big Tech infrastructure due to privacy, sovereignty, and data protection constraints.” commented Brittany Kaiser, CEO of AlphaTON Capital.

Recently, a parallel trend including the demand for sovereign, privacy-preserving AI infrastructure has emerged. Regulatory developments in the European Union, stringent data localization requirements in key markets, and growing enterprise awareness of data security risks are creating unprecedented demand for alternatives to Big Tech infrastructure. North America is uniquely positioned to become a global leader in this space combining democratic governance, strong privacy protections, abundant clean energy, and stable regulatory frameworks that support innovation without sacrificing user’s data rights.

Recent Milestones for Confidential AI Compute Division:

  February 2026: This week’s deployment of 504 NVIDIA B200 GPUs marks AlphaTON Capital's third major deployment in under three months.
  January 2026: The company has also signed a $46 million agreement to acquire a 576 NVIDIA B300 GPU half-cluster scheduled for delivery in March 2026, supported by a five-year colocation agreement with atNorth AB in Sweden.
  November 2025: The company deployed its first pilot fleet of B200s to Telegram's Cocoon AI network, generating revenue by December of last year. AlphaTON's Cocoon AI network deployment has experienced 340% month-over-month growth in inference requests since launch in November 2025, with high uptime reflecting users' willingness to pay for a truly confidential computing network.

The pace of deployment of these three major GPU implementations, with the third scheduled for March 2026, demonstrates AlphaTON Capital’s operational capacity to secure and deploy scarce AI infrastructure at scale.

Capital Efficient AI Infrastructure

AlphaTON's newest deployment, a 504 NVIDIA B200 chip half-cluster in Canada, represents a strategic shift toward capital-efficient growth through operational leasing structures while positioning Canada as a global leader in permissionless confidential computing and privacy-centric AI infrastructure. This partnership enables AlphaTON Capital to rapidly scale its confidential compute capacity while preserving balance sheet flexibility. and maintaining its focus on addressing the critical market gap.

The 504 B200 GPUs will be hosted in an energy-efficient, sustainable data center in Canada developed through years of HPC infrastructure deployment. Canada offers exceptional advantages for AI infrastructure: abundant clean hydroelectric power, competitive energy costs, a stable regulatory environment supportive of digital innovation, and a climate naturally suited for data center cooling—reducing operational costs while maintaining environmental sustainability.

About AlphaTON Capital Corp. (Nasdaq: ATON)

AlphaTON Capital Corp (NASDAQ: ATON) is the world's leading technology public company scaling the Telegram super-app, with an addressable market of 1 billion monthly active users. The Company is delivering a comprehensive hyperscaler strategy on the Telegram ecosystem through a combination of software products, middleware data and AI training assets, and AI infrastructure hardware clusters deploying Confidential AI for the Telegram ecosystem.

Through its operations, AlphaTON Capital provides public market investors with institutional-grade exposure to the Telegram ecosystem and its one billion-user platform while maintaining the governance standards and reporting transparency of a Nasdaq-listed company. Led by Chief Executive Officer Brittany Kaiser, Executive Chairman and Chief Investment Officer Enzo Villani, and Chief Business Development Officer Yury Mitin, the Company's activities span network validation and staking operations, development of Telegram-based applications, and strategic investments in TON-based decentralized finance protocols, gaming platforms, and business applications.

AlphaTON Capital Corp is incorporated in the British Virgin Islands and trades on Nasdaq under the ticker symbol "ATON". AlphaTON Capital, through its legacy business, is also advancing first-in-class therapies targeting known checkpoint resistance pathways to achieve durable treatment responses and improve patients' quality of life. AlphaTON Capital actively engages in the drug development process and provides strategic counsel to guide the development of novel immunotherapy assets and asset combinations.

To learn more, please visit https://alphatoncapital.com/

AlphaTON Capital Telegram Official Channel: https://t.me/alphatoncapital_official

Forward-Looking Statements

All statements in this press release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. Forward-looking statements include statements concerning, among other things, the Company’s projections for its AI infrastructure expansion deployment; the Company’s expectations that its partnerships will create additional revenue streams and vertically integrate into the Company’s Confidential Compute AI Infrastructure; the Company’s belief that the assets it is building will drive significant long-term value; and other statements that are not historical fact. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the timing, progress and results of the Company’s strategic initiatives, the Company’s reliance on third parties, the risk that the Company may not secure additional financing or TON, the uncertainty of the Company’s investment in TON, the uncertainty around the Company’s legacy business, the operational strategy of the Company, the Company’s executive management team, risks from Telegram’s platform and ecosystem, the potential impact of markets and other general economic conditions, and other factors set forth in “Item 3 – Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 and included in the Company’s Form 6-Ks filed with the Securities and Exchange Commission on September 3, 2025 and January 13, 2026. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this press release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Investor Relations:
AlphaTON Capital Corp
AlphaTON@icrinc.com
(203) 682-8200

Media Inquiries:
Richard Laermer
RLM PR
AlphaTON@rlmpr.com
(212) 741-5106 X 216

Richard Laermer
AlphaTON (at) rlmpr.com